SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X                  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                           No     X

TABLE OF CONTENTS

1.	Press Release issued on October 26, 2004, announcing results for the third quarter of 2004.

Third Quarter 2004
NYSE BMV

GRUPO IMSA ANNOUNCES THIRD QUARTER 2004 RESULTS

Sales Grow 38% and Operating Income 157%

Monterrey, Mexico, October 26, 2004 – Grupo Imsa (NYSE: IMY) today announced results for the third quarter of 2004.1

THIRD QUARTER 2004 HIGHLIGHTS

•	Third quarter revenues of all three business segments rose. Total sales reached a historic quarterly maximum of Ps10,038, an increase of 38.2% year-over-year and of 5.7% quarter-over-quarter. In dollar terms, revenues grew 38.6% compared to the third quarter of 2003 to a total of US$ 883.

•	Operating expenses as a percent of sales were 7.3% in third quarter 2004, down from 10.2% in third quarter 2003 and reflecting improved operating efficiency.

•	Operating income for third quarter 2004 reached a historic quarterly maximum of Ps1,239, an increase of 156.5% compared to the same period of 2003 and of 7.5% quarter-over-quarter. In dollar terms, operating income grew 144.5% compared to third quarter 2003 to US$ 108.

•	Third quarter EBITDA also reached a historic maximum, totaling Ps 1,628, 107.9% above that of the same period of 2003 and 8.5% more than second quarter 2004. In dollar terms, EBITDA grew 100.9% compared to the third quarter of 2003 to US$ 142.

•	Despite a large increase in working capital needs, Grupo Imsa’s net debt was reduced by US$ 422 in the third quarter of 2004, and by US$ 520 during the past twelve months, largely because of the sale of the Company’s automotive battery business.

•	Net interest coverage – defined as EBITDA divided by net interest expense – was 16.4 times for the past twelve months, while leverage – defined as total debt divided by EBITDA – was 1.0 times.

•	Grupo Imsa and Johnson Controls (JCI) formalized an agreement whereby Grupo Imsa exited the automotive battery business and Johnson Controls assumed 100% ownership.

•	As of the third quarter of 2004, the results of the battery business were not consolidated into those of Grupo Imsa. Prior periods’ information was reclassified using the heading “Discontinued operations” to reflect the Company’s new position and make financial statements comparable.

[1]	Unless otherwise stated, all figures are presented in millions of September 30, 2004 pesos (Ps), or in millions of nominal U.S. dollars (US$).

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Consolidated Financial Results

Mr. Eugenio Clariond Reyes, Grupo Imsa’s Chief Executive Officer, explained: “Grupo Imsa’s third quarter 2004 financial and operating results once again reached historic maximum levels. We have been able to pass on an important part of the rise in cost of our main raw materials and also increased the productivity and efficiency of our operations. I expect fourth quarter results to also be positive, so that 2004 will close as a year of record sales and income.” Mr. Clariond added, “During the third quarter, at the best possible time, we formalized our exit from the automotive battery business, consolidating our portfolio of businesses as a company that processes metals and produces and markets construction systems and components. As a result, we are now able to focus our efforts on markets where we have leadership positions and the most experience. Additionally, our solid financial position has been strengthened, which will create value for our shareholders and further strengthen the position of our businesses.”

SALES

Grupo Imsa’s revenues reached a historic quarterly maximum in the third quarter of 2004 (3Q04). In dollar terms, net sales for the quarter were US$ 883, an increase of 38.6% over third quarter 2003 (3Q03) and of 7.7% compared to second quarter 2004 (2Q04). In peso terms, net sales for 3Q04 totaled Ps10,038, an upswing of 38.2% over 3Q03 and of 5.7% vs. 2Q04. The year-over-year and quarter-over-quarter revenue growths were a result of a more favorable economic environment for Grupo Imsa’s businesses, with the Company reporting increased sales volumes, as well as higher product prices to reflect part of the rise in cost of its main inputs.

For 3Q04, domestic sales amounted to Ps 4,764, an increase of 49.8% over 3Q03 and of 0.2% vs. 2Q04. Foreign sales for 3Q04 totaled Ps 5,274, an increase of 29.1% over 3Q03 and of 11.3% compared to 2Q04. Foreign sales for the quarter represented 52.6% of total net sales.

The following is a breakdown by business segment for the quarter:

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Sales	3Q04		2Q04		3Q03		Ac.04		Ac.03
IMSA ACERO	Ps	6,152	Ps	5,804	Ps	3,957	Ps	16,764	Ps	11,277
IMSATEC		2,871		2,700		2,455		7,669		6,436
IMSALUM		1,013		990		854		2,821		2,372
Total net sales[1]	Ps	10,038	Ps	9,493	Ps	7,266	Ps	27,257	Ps	20,085
TOTAL US$ avg.		883		819		637		2,384		1,753

OPERATING INCOME

Operating income in nominal dollar terms for 3Q04 totaled US$ 108, an increase of 144.5% over 3Q03 and of 8.1% vs. 2Q04. Operating income for 3Q04 in peso terms was Ps 1,239, a growth of 156.5% vs. 3Q03 and of 7.5% over 2Q04. Grupo Imsa’s operating margin for the quarter was 12.3%, compared to 6.6% for 3Q03 and 12.1% for 2Q04.

EBITDA

EBITDA for 3Q04 totaled US$ 142, representing increases of 100.9% year-over-year and of 9.5% quarter-over-quarter. EBITDA for the quarter in peso terms was Ps 1,628, 107.9% above 3Q03 and 8.5% more than 2Q04.

EBITDA contribution per business segment in 3Q04 was as follows:

EBITDA	3Q04		2Q04		3Q03		Ac.04		Ac.03
IMSA ACERO	Ps	1,388	Ps	1,259	Ps	553	Ps	3,292	Ps	1,685
IMSATEC		191		190		184		457		359
IMSALUM		79		83		87		237		201
Corporate		(30)		(74)		(41)		(84)		(124)
TOTAL	Ps	1,628	Ps	1,501	Ps	783	Ps	3,902	Ps	2,121
TOTAL US$ avg.		142		130		71		341		187
EBITDA margin		16.2%		15.8%		10.8%		14.3%		10.6%

[1]	The sum of these amounts does not equal the consolidated net sales for the periods presented because internal operations have been excluded.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

INTEGRAL FINANCING COST

The integral financing cost for 3Q04 was Ps 35, compared to costs of Ps 397 in 3Q03 and Ps 240 in 2Q04. The main reason for the change in integral financing cost compared to 3Q03 and 2Q04 was a reduced foreign exchange loss reflecting the stability of the Mexican peso vs. the U.S. dollar in 3Q04, compared to depreciations of the peso vis-à-vis the U.S. dollar of 4.3% in 3Q03 and 2.3% in 2Q04.

Interest expense rose 59.5% in 3Q04 compared to 3Q03 and 61.5% vs. 2Q04. This increase reflects the prepayment of a significant part of the Company’s bank debt in 3Q04, with all expenses related to the placement of unamortized debt being recognized in 3Q04 rather than over the life of the debt. In 4Q04, the Company expects to report a much lower interest expense as a result of the reduction in its debt.

Integral Financing Cost (Income)	3Q04		2Q04		3Q03		Ac. 04		Ac. 03
Interest expense	Ps	126	Ps	78	Ps	79	Ps	272	Ps	267
Interest income		(17)		(6)		(9)		(48)		(21)
Foreign exchange loss (gain)		6		179		398		92		501
Gain from monetary position		(80)		(11)		(71)		(202)		(191)
Integral financing cost (income)	Ps	35	Ps	240	Ps	397	Ps	114	Ps	556

MAJORITY NET INCOME

For 3Q04, the Majority Net Income was Ps 775 compared to incomes of Ps 44 for 3Q03 and Ps 626 for 2Q04. The increase in Net Income compared to 3Q03 and 2Q04 reflects operating income growth and a reduction in foreign exchange loss.

Majority Net Income	3Q04		2Q04		3Q03		Ac. 04		Ac. 03
Majority net income	Ps	775	Ps	626	Ps	44	Ps	1,842	Ps	546
Majority net income per equity unit	Ps	1.38	Ps	1.11	Ps	0.08	Ps	3.27	Ps	0.97
Majority net income per ADS	US$	1.11	US$	0.87	US$	0.09	US$	2.62	US$	0.78

As of September 30, 2004, Grupo Imsa had 2,811.2 million shares outstanding, equivalent to 562,235,058 UBC equity units and 62,470,562 ADSs.

FINANCIAL POSITION

Net debt as of September 30, 2004 was US$ 359, a decrease of US$ 422 compared to net debt (including ENERMEX) presented in the balance sheet as of June 30, 2004 and of US$ 520 compared to net debt (including ENERMEX) as of September 30, 2003. Total debt as of September 30, 2004 was US$ 410, US$ 521 below total debt (including ENERMEX) as of September 30, 2003. These reductions were achieved despite significantly higher working capital needs. The main reason for the decline in debt was the sale of the battery business in 3Q04.

Net interest coverage defined as EBITDA divided by net interest expense was 16.4 times for the twelve months ended September 30, 2004, while interest coverage defined as EBITDA divided

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

by gross interest expense was 13.4 times for the same period. The total debt to EBITDA ratio for the past twelve months was 1.0 times as of September 30, 2004.

Financial Results by Segment

IMSA ACERO

Sales

3Q04 sales volume was 592 thousand tonnes, an increase of 2.9% over 3Q03 but a decline of 2.8% compared to 2Q04. Domestic shipments for the quarter totaled 390 thousand tonnes, 3.4% above 3Q03 but 5.5% below 2Q04. Foreign volume amounted to 201 thousand tonnes for 3Q04, a growth of 1.8% over 3Q03 and of 23.7% versus 2Q04. The year-over-year growth in volume reflects increased steel demand in Mexico and the United States. In addition, the company was able to take advantage of part of the increase in annual hot-rolled steel production capacity to 2.2 million tonnes, which had become available in the last months of 2003. The quarter-over-quarter growth in sales volume reflects a greater availability of raw materials, which enabled the company to capitalize on an attractive U.S. market.

Net sales for 3Q04 reached Ps 6,152, an increase of 55.5% over 3Q03 and of 6.0% compared to 2Q04. The year-over-year and quarter-over-quarter growths reflect an upswing in sales volume combined with higher prices of the company’s products which increased in line with international markets.

Operating Income and EBITDA

Operating income was Ps 1,073, an increase of 230.2% over 3Q03 and of 8.4% versus 2Q04. 3Q04 operating margin was 17.4%, compared to margins of 8.2% for 3Q03 and 17.1% for 2Q04. EBITDA for 3Q04 was Ps 1,388, a growth of 151.0% with respect to 3Q03 and of 10.2% versus 2Q04. In dollar terms, EBITDA rose 139.4% year-over-year and 11.0% quarter-over-quarter to US$ 121.

The year-over-year and quarter-over-quarter increases in operating income were largely due to a temporary rise in the margin between the cost of raw materials and the price of the company’s products, because of existing inventories and because, during this period in which steel prices were continuously rising in the international marketplace, the company received raw materials at prices that had been contracted in advance. An important part of the growth in operating income was a consequence of improved results in the United States and Central America. The increase in operating income compared to 3Q03 and 2Q04 also reflects a rise in sales volume, improving the coverage of fixed costs and expenses. Raw material costs are expected to continue increasing in the fourth quarter of the year, while price rises are expected to be limited, so that IMSA ACERO’s margin will tend to decrease. The company continues its programs to strengthen its position in the markets in which it participates and to increase productivity in order to reduce the impact of the rise in raw material costs.

There was a generalized upswing in global steel prices during the first nine months of 2004. The recovery of the world’s principal economies resulted in an increase in the demand for steel products, and the cost of several inputs for steel production rose. However, some analysts believe that steel prices, particularly in North America, are now stabilizing because of the

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

difference in prices between this region and the rest of the world. Over the past few weeks, world prices have continued strong, closing the difference between these and North American prices.

IMSATEC

Sales

IMSATEC’s 3Q04 revenues totaled Ps 2,871, representing an upswing of 16.9% over 3Q03 and of 6.3% versus 2Q04. The revenue growth reflects increased sales volumes for IMSATEC’s main businesses and higher prices of most of its products. Both in Mexico and the United States, the company’s businesses benefited from increased demand in the non-residential construction industry. Most IMSATEC businesses were able to reflect part of the increase in raw material costs in their product prices. The pre-engineered metal buildings business operates with a larger lead-time between sales and product delivery, resulting in a longer lag between a rise in raw material costs and product price increases. Since steel is the most important raw material in the buildings business, the considerable and sudden rise in steel prices significantly affected its margin. The quarter-over-quarter revenue growth also reflects a seasonally stronger quarter and higher prices.

Operating Income and EBITDA

Operating income totaled Ps 139 in 3Q04, an increase of 6.9% compared to 3Q03 and of 0.7% vs. 2Q04. Operating margin for the quarter was 4.8%, compared to 5.3% for 3Q03 and 5.1% in 2Q04. EBITDA for the quarter was Ps 191, an increase of 3.8% vs. 3Q03 and of 0.5% with respect to 2Q04. In dollar terms, EBITDA grew year-over-year by 4.3% and quarter-over-quarter by 2.9% to US$ 17.

IMSATEC’s operating income rose year-over-year and quarter-over-quarter because of the adjustments made to its different businesses as a result of initiatives such as 6-Sigma to make administrative and production processes more efficient. These initiatives have resulted in a reduction in operating expenses as a percent of sales from 12.7% for 3Q03 and 11.2% for 2Q04 to 9.9% for 3Q04.

During the first nine months of 2004, the market environment in the economies and industries in which the company participates improved slightly, resulting in an increase in sales and greater flexibility for the company to raise its product prices. However, the significant rise in input costs has severely limited the improvement in the company’s financial results. Sales are expected to remain strong in the fourth quarter and margins are expected to improve, although any improvement may continue to be limited by the rising costs of steel and other raw materials that IMSATEC companies use. It is important to note that, despite the difficult environment with rising raw materials costs, IMSATEC’s operating income increased by 53.3% during the first nine months of 2004 compared to the same period of 2003.

IMSALUM

Sales

IMSALUM’s 3Q04 revenues totaled Ps 1,013, a growth of 18.6% over 3Q03 and of 2.3% compared to 2Q04. The year-over-year upswing in revenues was due to the construction market has been relatively strong and to new applications for aluminum extrusions in the industrial market. Additionally, the price of finished product has risen to reflect part of the increase in the cost of aluminum billet and scrap, and the economic recovery in the United States, combined

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

with the company supplying larger contracts in 2004, resulted in ladder volume growth in the U.S. market. The quarter-over-quarter increase was due to the third quarter of the year being seasonally stronger.

Operating Income and EBITDA

Operating income for 3Q04 was Ps 67, a reduction of 10.7% compared to 3Q03 and of 4.3% vs. 2Q04. Operating margin for the quarter was 6.7%, compared to operating margins of 8.8% for 3Q03 and of 7.1% for 2Q04. IMSALUM’s 3Q04 EBITDA was Ps 79, 9.2% below that of 3Q03 and 4.8% lower than that of 2Q04. In dollar terms, EBITDA fell 11.9% year-over-year and 3.4% quarter-over-quarter to US$ 7.

The reduction in operating income reflects a decline in window exports and higher aluminum costs. The profiles business was also affected because it was unable to reflect the entire aluminum price rise in its product prices. The ladder business benefited from increased sales in the United States and a reduction in operating expenses as a result of the changes in administrative processes that have been implemented over the past few months. IMSALUM will continue reinforcing its continuous improvement programs to increase its service level, productivity and efficiency, and to lower operating expenses. Operating expenses as a percent of sales fell from 13.8% in 3Q03 and 11.7% in 2Q04 to 10.8% in 3Q04.

Corporate Developments

IMSALUM Management

At the beginning of October, Mr. Felipe Múzquiz Ballesteros was appointed President of IMSALUM. Mr. Múzquiz worked for IMSALUM from 1984 to 1995, so he has extensive experience in the industry. Mr. Múzquiz was President of ENERMEX from 1995 to 2004, a period of great progress with the battery business’s operating income tripling, reflecting sales volume growth from 8 to 23 million units and operating margin increases as a result of the implementation of continuous improvement initiatives, such as 6-Sigma, Stake in the Ground and the Innovation Program.

Exit from the Automotive Battery Business

In August, Grupo Imsa and Johnson Controls (JCI) formalized an agreement whereby Grupo Imsa sold its interest in the automotive battery business and JCI, its JV partner since 1998, assumed 100% ownership.

As of the month of July 2004, the battery business’s financial results were not consolidated, so starting in the third quarter ENERMEX’s results were not reported. Prior periods’ information related to ENERMEX was reclassified under the heading “Discontinued operations” to make the financial statements comparable.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Dividend

In October, Grupo Imsa paid a dividend of 1.06715 pesos per UBC and UB, or 9.60435 pesos per ADR, totaling approximately Ps 600 million.

*        *        *

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in three core businesses: steel processed products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America, Grupo Imsa currently exports to all five continents. Grupo Imsa’s shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jose.fornelli@grupoimsa.com

TABLES TO FOLLOW

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Millions of Mexican pesos of

purchasing power as of September 30, 2004)

	September 2004	December 2003
ASSETS
Current:
Cash and cash equivalents	588	864
Accounts receivable-trade, net	5,475	3,793
Inventories	7,072	5,734
Other current assets	1,200	1,060
Current assets of discontinued operations		1,816

	14,335	13,267
Investment in associated companies	108	119
Property, plant and equipment	18,384	18,472
Other assets	572	767
Noncurrent assets of discontinued operations	—	2,576
Excess of cost over fair value of net assets acquired of subsidiaries	869	999

TOTAL ASSETS	34,268	36,200

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Current portion of long-term debt	—	920
Bank loans	212	301
Accounts payable-trade	2,224	3,871
Advances from clients	132	257
Other accounts payable and accrued liabilities	1,409	1,074
Short-term liabilities of discontinued operations	—	1,695

	3,977	8,118

Lont-term debt	4,469	7,526
Deferred taxes	4,747	2,849
Other long-term liabilities	433	247
Long-term liabilities of discontinued operations	—	1,123

	9,649	11,745

TOTAL LIABILITIES	13,626	19,863

Excess of fair value of net assets acquired over cost of subsidiaries	67	97

Stockholder’s equity:
Common stock	5,130	5,134
Additional paid-in capital	3,006	3,006
Reserve for repurchase of own shares	158	141
Retained earnings	18,678	17,152
Insufficiency in capital restatement	(5,361)	(6,381)
Stockholders’ equity operation	2,713	—
Initial effect of deferred taxes	(3,749)	(3,749)

Mayority interest	20,575	15,303
Minority interest	—	937

TOTAL STOCKHOLDERS’ EQUITY	20,575	16,240

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	34,268	36,200

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Mexican pesos of purchasing power

as of September 30, 2004)

						% Change
	3Q04	2Q04	3Q03	Ac. 04	Ac. 03	3Q04/3Q03	3Q04/2Q04	Ac.04/Ac.03
NET SALES	10,038	9,493	7,266	27,257	20,085	38.2%	5.7%	35.7%
Domestic Sales	4,764	4,756	3,181	13,525	9,568	49.8%	0.2%	41.4%
Foreign Sales	5,274	4,737	4,085	13,732	10,517	29.1%	11.3%	30.6%
COST OF SALES	8,067	7,592	6,044	22,214	16,665	33.5%	6.3%	33.3%
OPERATING EXPENSES	732	748	739	2,216	2,224	-0.9%	-2.1%	-0.4%

OPERATING INCOME	1,239	1,153	483	2,827	1,196	156.5%	7.5%	136.4%

Financial expenses	126	78	79	272	267	59.5%	61.5%	1.9%
Interest income	(17)	(6)	(9)	(48)	(21)	88.9%	183.3%	128.6%
Foreign exchange loss (gain)	6	179	398	92	501	-98.5%	-96.6%	-81.6%
Gain from monetary position	(80)	(11)	(71)	(202)	(191)	12.7%	627.3%	5.8%

INTEGRAL FIN. COST, NET	35	240	397	114	556	-91.2%	-85.4%	-79.5%
Other income, net	19	61	93	88	158	-79.6%	-68.9%	-44.3%

INCOME BEFORE TAXES AND EMPLOYEE’S PROFIT SHARING	1,185	852	(7)	2,625	482		39.1%	444.6%

PROVISIONS FOR:
Income taxes	400	301	(16)	892	127		32.9%	602.4%
Employees’ profit sharing	10	9	12	24	44	-16.7%	11.1%	-45.5%

INCOME BEFORE DISCONTINUED OPERATIONS	775	542	(3)	1,709	311		43.0%	449.5%
Discontinued Operations	0	(136)	(94)	(241)	(411)			-41.4%

CONSOLIDATED NET INCOME	775	678	91	1,950	722	751.6%	14.3%	170.1%

Net income of minority interest	0	52	47	108	176			-38.6%

Net income of majority interest	775	626	44	1,842	546	1661.4%	23.8%	237.4%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Millions of Mexican pesos of

purchasing power as of September 30, 2004)

	September 2004	December 2003
OPERATING ACTIVITIES:
CONSOLIDATED NET INCOME	1,950	1,046
ITEMS NOT (GENERATING) REQUIRING RESOURCES:

Depreciation and amortization	1,074	1,262
Amoritzation of excess of fair value of net assets acquired over cost of subsidiaries	17	18
Other	290	212

	3,331	2,538

CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM PURCHASES OF BUSINESSES:
Accounts receivable-trade	(1,682)	(204)
Inventories	(926)	(285)
Other current assets	(140)	(412)
Accounts payable-trade	(1,646)	960
Advances from clients	(125)	63
Other accounts payable and accrued liabilities	468	170

	(4,051)	292

RESOURCES GENERATED FROM OPERATING ACTIVITIES	(720)	2,830

FINANCING ACTIVITIES:
Proceeds (Payments) of short-term bank loans	(89)	35
Proceeds (Payments) from borrowings from banks and issuance of long-term debt	(3,977)	84
Dividends paid	(336)	(358)
Others	—	(664)

RESOURCES (USED IN) GENERATED FROM FINANCING ACTIVITIES	(4,402)	(903)

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(677)	(1,536)
Acquisition of companies and minority interest	5,410	—
Other assets	75	(21)

RESOURCES USED IN INVESTING ACTIVITIES	4,808	(1,557)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(314)	370

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	902	493

CASH AND CASH EQUIVALENTS AT END OF PERIOD	588	863

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Millions of Mexican pesos of

purchasing power as of September 30, 2004)

	September 2004	December 2003
OPERATING ACTIVITIES:
CONSOLIDATED NET INCOME	1,950	1,046
ITEMS NOT (GENERATING) REQUIRING RESOURCES:

Depreciation and amortization	1,074	1,262
Amoritzation of excess of fair value of net assets acquired over cost of subsidiaries	17	18
Other	290	212

	3,331	2,538

CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM PURCHASES OF BUSINESSES:
Accounts receivable-trade	(1,682)	(204)
Inventories	(926)	(285)
Other current assets	(140)	(412)
Accounts payable-trade	(1,646)	960
Advances from clients	(125)	63
Other accounts payable and accrued liabilities	468	170

	(4,051)	292

RESOURCES GENERATED FROM OPERATING ACTIVITIES	(720)	2,830

FINANCING ACTIVITIES:
Proceeds (Payments) of short-term bank loans	(89)	35
Proceeds (Payments) from borrowings from banks and issuance of long-term debt	(3,977)	84
Dividends paid	(336)	(358)
Others	—	(664)

RESOURCES (USED IN) GENERATED FROM FINANCING ACTIVITIES	(4,402)	(903)

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(677)	(1,536)
Acquisition of companies and minority interest	5,410	—
Other assets	75	(21)

RESOURCES USED IN INVESTING ACTIVITIES	4,808	(1,557)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(314)	370

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	902	493

CASH AND CASH EQUIVALENTS AT END OF PERIOD	588	863

GRUPO IMSA S.A. DE C.V. AND SUBSIDIARIES

(Millions of Mexican pesos of purchasing power as of September 30, 2004)

	3Q04	2Q04	3Q03	Ac.04	Ac.03	3Q04/3Q03	3Q04/2Q04	Ac.04/Ac.03
IMSA ACERO
DOMESTIC SALES	3,824	3,858	2,302	10,819	7,133	66.1%	-0.9%	51.7%
FOREIGN SALES	2,328	1,946	1,655	5,945	4,144	40.7%	19.6%	43.5%
% Export/Sales	37.8%	33.5%	41.8%	35.5%	36.7%
NET SALES	6,152	5,804	3,957	16,764	11,277	55.5%	6.0%	48.7%
COST OF SALES	4,780	4,528	3,371	13,435	9,483	41.8%	5.6%	41.7%
OPERATING EXPENSES	299	286	261	882	812	14.6%	4.5%	8.6%
OPERATING INCOME	1,073	990	325	2,447	982	230.2%	8.4%	149.2%
OPERATING MARGIN	17.4%	17.1%	8.2%	14.6%	8.7%
EBITDA	1,388	1,259	553	3,292	1,685	151.0%	10.2%	95.4%
EBITDA MARGIN	22.6%	21.7%	14.0%	19.6%	14.9%

IMSATEC
DOMESTIC SALES	505	494	477	1,435	1,289	5.9%	2.2%	11.3%
FOREIGN SALES	2,366	2,206	1,978	6,234	5,147	19.6%	7.3%	21.1%
% Export/Sales	82.4%	81.7%	80.6%	81.3%	80.0%
NET SALES	2,871	2,700	2,455	7,669	6,436	16.9%	6.3%	19.2%
COST OF SALES	2,449	2,260	2,012	6,492	5,319	21.7%	8.4%	22.1%
OPERATING EXPENSES	283	302	313	878	922	-9.6%	-6.3%	-4.8%
OPERATING INCOME	139	138	130	299	195	6.9%	0.7%	53.3%
OPERATING MARGIN	4.8%	5.1%	5.3%	3.9%	3.0%
EBITDA	191	190	184	457	359	3.8%	0.5%	27.3%
EBITDA MARGIN	6.7%	7.0%	7.5%	6.0%	5.6%

IMSALUM
DOMESTIC SALES	433	405	401	1,268	1,147	8.0%	6.9%	10.5%
FOREIGN SALES	580	585	453	1,553	1,225	28.0%	-0.9%	26.8%
% Export/Sales	57.3%	59.1%	53.0%	55.1%	51.6%
NET SALES	1,013	990	854	2,821	2,372	18.6%	2.3%	18.9%
COST OF SALES	837	804	661	2,285	1,863	26.6%	4.1%	22.7%
OPERATING EXPENSES	109	116	118	337	345	-7.6%	-6.0%	-2.3%
OPERATING INCOME	67	70	75	199	164	-10.7%	-4.3%	21.3%
OPERATING MARGIN	6.6%	7.1%	8.8%	7.1%	6.9%
EBITDA	79	83	87	237	201	-9.2%	-4.8%	17.9%
EBITDA MARGIN	7.8%	8.4%	10.2%	8.4%	8.5%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

SALES VOLUME

	3Q04	2Q04	3Q03	Ac.04	Ac.03
STEEL PROCESSING
IMSA ACERO (Tonnes)

Domestic Sales Volume	390,113	412,753	377,186	1,237,317	1,105,193

Export and Foreign Subsidiaries Sales Volume	201,412	162,856	197,841	566,372	486,074

TOTAL IMSA ACERO	591,525	575,609	575,027	1,803,689	1,591,267

	3Q04	2Q04	3Q03	Ac.04	Ac.03
IMSALUM
Aluminum (Tonnes)

TOTAL ALUMINUM	14,674	15,335	13,520	44,841	36,834

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Selected Financial Information

Income Statement

US$ Millions(1)

	3Q04	2Q04	3Q03	Ac.04	Ac.03
Net Sales
IMSA ACERO	540	502	352	1,467	989
IMSATEC	253	232	210	671	560
IMSALUM	90	85	75	247	208
Grupo Imsa(2)	883	819	637	2,384	1,753

Operating Income
IMSA ACERO	94	86	30	213	86
IMSATEC	12	12	11	26	17
IMSALUM	6	6	7	17	14
Grupo Imsa(2)	108	100	44	247	106

EBITDA
IMSA ACERO	121	109	51	287	148
IMSATEC	17	16	16	40	31
IMSALUM	7	7	8	21	18
Grupo Imsa(2)	142	130	71	341	187

Majority Net Income
Grupo Imsa	69	54	6	164	49

(1)	Peso figures converted into dollars by dividing the monthly nominal pesos by the average monthly exchange rate.
(2)	The sum of these amounts does not equal the consolidated figures presented because Corporate and Other have been excluded.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Disclosures and Definitions

Methodology used for consolidation and presentation of results and other important disclosures

Grupo Imsa consolidates its results in Mexican pesos using Mexican generally accepted accounting principles (Mexican GAAP). Figures in this document are presented in millions of Mexican pesos as of September 30, 2004 (Ps), unless otherwise specified.

In compliance with Bulletin B-15, “Foreign Currency Translation of Foreign Currency Financial Statements,” the restatement factors applied to financial statements of prior periods are calculated on the basis of a weighted average index that takes into consideration the inflation rates of the countries in which Grupo Imsa’s subsidiaries operate and changes in the exchange rates of each country vis-à-vis the Mexican peso. The restatement factor for the twelve-month period of September 2003 – September 2004 was 1.05595; for the three-month period of June 2004 – September 2004, it was 1.01588.

For the convenience of the reader, this document contains U.S. dollar amounts for Grupo Imsa and its three business segments. The conversion from Mexican pesos to U.S. dollars is carried out by dividing nominal monthly peso amounts of the financial statements by the average Mexican peso – U.S. dollar exchange rate for that month, and then adding the results of the divisions into quarterly or accumulated figures. U.S. dollar (US$) figures in this document are presented in millions, unless otherwise specified.

Third quarter 2004 (3Q04) inflation was 1.7%, resulting in an inflation rate of 5.1% for the last twelve months. The Mexican peso remained stable against the U.S. dollar during 3Q04 but depreciated 4.4% over the last twelve months. The exchange rate used as of September 30, 2004 was 11.4106 pesos per dollar. Since the price and cost structure of Grupo Imsa is mainly denominated in dollars, the performance of the Company is affected when financial information is expressed in real pesos.

The term EBITDA is used throughout this document because Grupo Imsa believes it is a widely accepted financial indicator of its ability to generate cash flow to operate, fund capital expenditures, pay taxes, service or incur debt, and pay dividends. EBITDA should not be considered as an indicator of Grupo Imsa’s financial performance, as a measure of liquidity or as a substitute for the statement of changes in financial position. EBITDA can be reconciled by adding operating income to depreciation and operating amortization, all of which are concepts accepted under Mexican GAAP.

Effective on July 1, 2004, Grupo Imsa, through its battery subsidiary Enermex, S.A. de C.V., divested its automotive battery business, ceding its interest to Johnson Controls, Inc., the company that had been its minority partner since 1998. According to the interpretation of the related accounting bulletins, this transaction was classified as a stockholders’ equity operation and therefore is presented as part of the stockholders’ equity. For purposes of analysis and comparability, the results of the divested companies are presented under a single heading in the Income Statement as “Discontinued operations”. Additionally, all prior years’ operations of such companies were restructured as “Discontinued operations” and are presented in the attached financial statements as such.

This document contains forward-looking statements relating to Grupo Imsa’s future performance or its current expectations or beliefs. These include statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

Definition of terms

EBITDA: Operating income plus depreciation and operating amortization

Net Debt: Total debt, minus cash and cash equivalents

Net Interest Coverage: EBITDA divided by (interest expense minus interest income)

Interest Coverage: EBITDA divided by interest expense

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)
Dated: October 28, 2004	By:	/s/ MARCELO CANALES CLARIOND
	Name: Title:	Marcelo Canales Clariond Chief Financial Officer